SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported):
August 9, 2004

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-0444025

**www.mge.com and/or
www.mgeenergy.com**
(Web site)

Not applicable
(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information, and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) The following exhibit is included with this report:

Exhibit No. 99.1 - Press release of MGE Energy, Inc. issued on August 9, 2004.

Item 12. Results of Operations and Financial Condition.

On August 9, 2004, MGE Energy, Inc. (the Company) issued a press release announcing its second-quarter 2004 earnings. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being filed separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been filed by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: August 9, 2004   /s/ Jeffrey C. Newman
_____

Jeffrey C. Newman
Vice President and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated August 9, 2004

Exhibit No.

99.1   Press release of MGE Energy, Inc. issued on August 9, 2004.

NEWS

Contact: Bryan Brosamle, (608) 252-7056

MGE Energy Reports Second-Quarter Results

Madison, Wisconsin, August 9, 2004—MGE Energy, Inc. (Nasdaq: MGEE) today reports second-quarter net income of $5.7 million, or 30 cents per share, compared to $5.8 million, or 33 cents per share, last year. MGE Energy's net income for the six months ended June 30, 2004, was $19.3 million, or $1.04 per share, compared to $15.2 million, or 86 cents per share, for the same period last year. MGE Energy's operations are primarily based on its utility subsidiary, Madison Gas and Electric Company (MGE).

MGE's electric revenues were up $2.8 million in the second quarter as MGE's retail sales volumes grew 2.8%. MGE's electric margin (revenues less fuel and purchased power costs) increased only slightly because of increased fuel costs for electric generation and purchased power costs. Fuel costs increased for the second quarter due to an increase in internal generation, while purchased power costs increased due to an increase in the average cost of purchased power. MGE's gas revenues decreased $0.7 million due to a decrease in retail gas deliveries during the quarter.

MGE Construct received $0.7 million in the second quarter of 2004 for services rendered in relation to its role as Engineering, Procurement, and Construction contractor for the West Campus Cogeneration Facility.

Operations and maintenance expenses increased $1.2 million in the second quarter mainly due to increased costs related to electric production and compliance with the Sarbanes-Oxley Act.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 132,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 129,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy Inc.

(In thousands, except per-share amounts)

(Unaudited)

	2004	2003
Three Months Ended June 30		
Operating revenue	$85,414	$82,648
Operating income	$10,695	$11,633
Net income	$5,680	$5,833
Earnings per share (basic and diluted)	$0.30	$0.33
Weighted average shares outstanding (basic and diluted) . . .	18,657	17,787
Six Months Ended June 30		
Operating revenue	$220,695	$211,142
Operating income	$34,520	$29,084
Net income	$19,324	$15,208
Earnings per share (basic and diluted)	$1.04	$0.86
Weighted average shares outstanding (basic and diluted) . . .	18,541	17,711

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